Mail Stop 4561

      September 26, 2005

Brian E. Dearing
Chairman of the Board,
Chief Executive Officer and President
ARI Network Systems, Inc.
11425 W. Lake Park Drive
Milwaukee, Wisconsin  53224


	Re:	ARI Network Services, Inc.
   Form 10-K for the Fiscal Year Ended
   July 31, 2004
		Filed October 29, 2004
   Forms 10-QSB for the fiscal quarters ended October 31, 2004,
   January 31, 2005 and April 30, 2005
Forms 8-K filed October 14, 2004, December 2, 2004, February 24,
2005
and May 19, 2005
		File No. 000-19608

Dear Mr. Dearing:

	We have reviewed your response to our letter dated August 25, 2005 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

General

1. Please refer to comment 1 of our letter dated August 25, 2005. We have reviewed your response and your proposed disclosure relating to
Non-GAAP financial measures that are presented in your filing (EBITDA and Earn/Burn Rate). Based on your proposed disclosure it appears you are presenting EBITDA as a performance measure. Tell us why it is appropriate to present EBITDA as a performance measure, considering it excludes recurring charges (interest, taxes, depreciation and amortization). In your response, address why each of the charges excluded from EBITDA are not considered necessary to assess your performance. In addition, provide us with your revised disclosure that clearly addresses why each recurring item is excluded and how you compensate for the limitations of EBITDA as a performance measure. Alternatively, if you determine that the recurring charges excluded from EBITDA are necessary to assess your performance, revise future filings to remove EBITDA as a performance measure. We refer you to Item 10(1)(h)(i)(C) and (D) and 10(1)(h)(ii)(B) of Regulation
S-B and Question  8 of the FAQ.

2. We note from your response the reconciliation of earn/burn rate to
Net cash provided by operating activities excludes charges or liabilities that require(d) cash settlement (e.g. net increase or decrease in receivables, prepaid expenses, accounts payable, etc.).
Item 10(h)(1)(ii)(A) of Regulation S-B prohibits excluding charges that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures. Tell us how you intend to comply with Item 10 of Regulation S-B.

      * * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	You may contact Patrick Gilmore at (202) 551-3406, Thomas
Ferraro at (202) 551-3225 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,


							Kathleen Collins
							Accounting Branch Chief

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Brian E. Dearing
ARI Networks, Inc.
September 26, 2005
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